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Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 999 Peachtree Street, NE / 14th Floor / Atlanta, Georgia 30309-3964 Tel: 404.817.6000 Fax: 404.817.6050 www.nelsonmullins.com	Rusty Pickering 404-817-6117 rusty.pickering@nelsonmullins.com

September 8, 2006

Michael Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC 20549

  Re:
  El Banco Financial Corporation
  Registration Statement on Form SB-2
  Filed July 20, 2006
  File No. 333-135900

Dear Mr. Clampitt:

        On behalf of El Banco Financial Corporation ("El Banco"), this letter responds to the comment letter dated August 15, 2006 regarding the SB-2 filed by El Banco. To be consistent with the style used in those filings, we use the terms "we" and "our" in this letter to refer to El Banco rather than this law firm. All page references (excluding those in the headings and the staff's comments) refer to the pages of the marked copy of Amendment No. 1 to the Form SB-2, which is being filed concurrently via Edgar, and reflects El Banco's responses to your comments.

        Our responses to your numbered comments are as follows:

About this Prospectus

        1.     Please move this disclosure to a point after the risk factor section.

  Response

  We have moved this disclosure to page 22 after the risk factors section.

Summary, page 2

        2.     Revise the bullets in the second paragraph to indicate whether the specific operations are profitable or not. In addition, explain when you expect such operations to become profitable or indicate that you expect losses in the foreseeable future.

  Response

        We have added supplemental disclosure on page 1 after the referenced bullet points and throughout the document to address this comment.

        3.     Revise the second sub caption to separate into two subsections for "Relationship with SunTrust" and "Agreement to Acquire Bancorporation, Inc." In this regard, the SunTrust subsection should disclose when the relationship will terminate and the impact on the Company from such termination, including the impact on revenues, employees, market area, etc. The subsection for the acquisition of NBOG should indicate what is being purchased, the anticipated cost, the timing, the market area and the material terms of the acquisition agreement. In addition, disclose the assets, liabilities and any profit or losses for the last fiscal year for NBOG. Any discussion of adding branches, increasing operations, etc. should also include the timing, anticipated costs, and the source of funds for those costs.

  Response

        On pages 3 and 4, we separated the second sub caption into two subsections and have added the requested additional disclosure about our relationship with SunTrust and agreement to purchase NBOG. We have clarified throughout the document that additional branches will not be added until 2010 at the earliest and funded out of ongoing operations. Growth and expansion in the current branches consists of additional products, which should not require material funds to add, and additional expenditures on sales and marketing to be funded out of net proceeds of the offering until profitability is achieved.

        4.     Given that your work with SunTrust has already lapsed but you apparently do not have permission to acquire the 12 offices and assume as your own the accounts that you created with SunTrust, please specifically clarify what impact this has had on your current operations. Are you able to service your existing customers?

  Response

        As disclosed in the revisions to this section on page 3, the relationship with SunTrust has not yet terminated. We have entered into a Transition Agreement with SunTrust pursuant to which we have agreed to either (i) acquire NBOG and transition all of our operations from SunTrust to NBOG prior to April 2007, or (ii) terminate our relationship with SunTrust in July 2007. We control the leases and employees for all of our branches. Whether or not we acquire NBOG we will retain our offices and employees. If we acquire NBOG, we have the right in our sole discretion to acquire all of the El Banco customer deposit and loan accounts with SunTrust for par value plus $10. We expect to acquire the deposit accounts but do not expect to acquire any loans. If we do not acquire NBOG, we will retain all of our branches, employees, and non-depository operations, but will lose our deposit and loan relationships with our customers. In that event, we plan to become licensed as a money services business and mortgage broker, pursuant to which we will continue to be able to offer all of our current services to our customers except for deposit accounts. We plan to replace our deposit accounts with stored value cards, and offer mortgages as a broker and consumer and commercial loans as a lender. We believe the disclosure in the document addresses these points.

        Because our arrangement with SunTrust will not terminate until we transition to NBOG or until July 2007, there has not been any impact on our operations to date, and we are currently able to service our customers.

        5.     Here and in the body of the text, please specifically state whether you plan to purchase the loans generated with SunTrust including the details of the purchase.

  Response

        We have revised the disclosure throughout the document, specifically on pages 3 and 64 to clarify that we do not currently intend to purchase any loans from SunTrust, but have not completed our analysis and reserve the right to purchase them and retain them or sell some or all of them to a third party. We have disclosed the terms of purchase if we purchase the loans, and the impact on revenue and expenses if we do not.

        6.     Revise the subsection, "Our Market" to disclose the number of Hispanics in your market area and the source of the number. In addition, add the source(s) for the information contained in the first four sentences of the first paragraph as well as the entire second paragraph. If these are management's belief, so state.

  Response

  We have revised the disclosure on pages 1 and 49 to address this comment.

        7.     Revise to move the subsections from "Our Solution", "Our Products and Services" and "Our Marketing Strategy" to the Business section of the Prospectus.

  Response

        We have deleted the "Our Solution" and "Our Marketing Strategy" sections as the information is already included in the Business section of the Prospectus. We have retained a limited Section describing "Our Products and Services". We believe this information is required in order for the reader to put into context and understand the additional disclosure you requested regarding the termination of our relationship with SunTrust pursuant to comments 3 and 4.

The Offering, page 6

        8.     The staff notes 5,548,752 shares outstanding at 3/31/06 and adding the maximum offering of 4,375,000 totals 9,923,752 shares. Revise the 9,151,752 number or reconcile supplementally for the staff.

  Response

        The 3/31/2006 numbers do not include 772,000 shares which have been returned to us by SunTrust pursuant to the Transition Agreement. The 6/30/2006 numbers include the effect of this transaction.

Use of Proceeds, page 6

        9.     Revise the disclosure herein to present 3 columns. The first column should include the minimum offering proceeds, followed by the commissions and offering costs, then the net proceeds. This subtotal should be followed by the uses in priority order. The second column should indicate the sale of 3,090,625 shares (the amount disclosed above to consummate the NBOG acquisition) similarly followed by costs of the offering, net proceeds and then the uses. The last column should indicate sales of the maximum, followed by costs, net proceeds, then the uses. Add footnotes as appropriate.

  Response

        We have revised the tables and disclosure on pages 6, 7, 26 and 27 to address this comment.

        10.   Add a footnote for repaying the Nuestra Loan and disclose therein the amount borrowed as of the most recent practicable date and that Nuestra is affiliated by joint shareholder ownership.

  Response

        We have revised the tables and disclosure on pages 6, 7, 26 and 27 to address this comment. The loan is fully subscribed and closed at $5,188,185.

Risk Factors, page 9

        11.   Revise the preamble to indicate the section includes all material risks.

  Response

  We have revised the preamble to address this comment.

If we fail to complete or acquisition....., page 9

        12.   Revise to disclose the cost of the 12 branches, whether or not that includes the property and buildings and the anticipated sources of fluids.

  Response

        We have revised this risk factor to address the comment. El Banco leases all properties used to operate its branches, and provides them for joint management with SunTrust under the Bank Lease and Marketing Agreement. Once the Bank Lease and Marketing Agreement has terminated, all leases will revert to El Banco automatically and without cost. The cost to acquire the branches will be the par value of the deposits and loans to be acquired on the date of acquisition plus $10. We have revised the disclosure on page 10 to reflect the amounts as of June 30, 2006.

NBOG is subject to a formal written agreement....page 10

        13.   Please disclose the "certain actions" relating to the October 2004 resolutions.

  Response

  We have revised the disclosure on page 11 to address this comment.

We are subject to additional operational risks...., page 10

        14.   Please disclose the going concern opinion and explain the significance of such an opinion.

  Response

  We have revised the risk factor on page 11 to address this comment.

Our allowance for loan losses...., page 10

        15.   Please indicate whether or not you are aware of any particular problem with the loan loss allowance for the SunTrust loans or the NBOG loans. In addition, disclose the losses that have been incurred relating to these loans during 2005 and for the interim period ended June 30, 2006.

  Response

  We have revised the disclosure on page 12 to address this comment.

If our products or services are found to infringe..., page 12

        16.   This risk factor, the next two, that bridging pages 16 and 17, the last two on page 17, the first and last on page 18, and the last two on page 20 are true for almost any company or bank. Either explain how these represent risks particular to your company or consider deleting them so that readers can focus on the most important risks that they face.

  Response

        We have deleted the following risk factors: "If our products or services are found to infringe the proprietary rights of others, we may be required to change our business practices and may also become subject to significant costs and monetary penalties."; "Our profitability is vulnerable to interest rate fluctuations."; "We could be sued for contract or product liability claims that exceed our available insurance coverage, which could have a material adverse effect on our business, financial condition and results of operations."; and "Future governmental laws and regulations may adversely affect us by making it illegal, impractical, or more costly and burdensome to conduct our business or operations."

        In response to your comments, we have revised the following risk factors: "Interruptions in our systems may have a significant effect on our business." page 14; "A portion of our business involves the electronic storage and transmission of sensitive personal financial information of our customers. Security breaches and computer viruses could expose us to litigation and adversely affect our reputation, operations, and revenue." page 14; "We are subject to extensive regulation that could limit or restrict our activities. Following our acquisition of NBOG, we will be subject to a new set of rules and regulations that historically have not applied to our company. Failure by us to comply with those laws and regulations, or any material change to them or their interpretation, could have an adverse effect on our business, financial position and results of operations." page 17; and "Our processing systems are mission critical, and if they contain errors, we may lose clients and revenues and be subject to claims for damages." page 18.

Our business strategy..., page 14

        17.   This risk factor and the next are essentially laundry lists of possible problems. Please avoid this type of risk factor. Risk factors should focus on a specific risk that is particular to your company.

  Response

  We have revised this risk factor on page 15 to address this comment.

Our business would be harmed...., page 17

        18.   Please identify the NBOG personnel who are key.

  Response

        We have not identified any key personnel from NBOG. We have revised the risk factor on page 17 to indicate that we need to identify a chief credit officer in for the bank.

There is no prior public market...., page 19

        19.   As a separate risk factor, discuss the ability of officer and directors to control the election of directors and thereby the future of the company based on their share ownership level. In addition, revise to briefly discuss the listing criteria for NASDAQ, whether the Company currently meets such criteria and, if not, when management expects to meet such criteria.

  Response

        We have added a risk factor on page 21 and revised the risk factor on page 18 to address this comment.

We determined the offering price..., page 20

        20.   Risk factors should be briefly quantified to the extent feasible. Please give the per share values for the referenced transactions. Note also on page 24.

  Response

        We have revised the risk factor on page 20 to address this comment. The only quantifiable factors are the historical per share price of our shares ($5.45) and the payment of $500,000 to us by SunTrust and the return of stock and warrants to us by SunTrust, which we believe is accretive in the amount of

$1.07 per share on a fully diluted basis assuming the exercise of all options and warrants, including those cancelled by SunTrust, both before and after the transaction. Offsetting this is the dilutive nature of the warrants granted to investors in Nuestra Loan, LLC, which would be dilutive in the amount of ($0.59) per share.

General

        21.   Revise to add a risk factor to address the risk that subscribers may have their funds held in escrow until June 30, 2007 even if the minimum proceeds are obtained and may be returned without interest.

  Response

  We have added a risk factor on page 21 to address this comment.

Cautionary Note...., page 22

        22.   Please delete the first legal references in order to avoid any confusion as to whether the company can rely on the safe harbor provisions.

  Response

  We have deleted the indicated legal references on page 22.

The Offering, page 23
General

        23.   Revise the discussion to disclose whether officers and directors intend to buy shares in the offering and, if so, indicate the amount they intend to purchase.

  Response

  We have revised the disclosure on page 23 to address this comment.

Plan of Distribution

        24.   Noting that the Company is currently conducting a Regulation D offering, supplementally advise as to which personnel are participating/conducting that offering and which exemption under Rule 3a4-1 the officers directors will rely upon in this proposed offering.

  Response

        We currently anticipate that the directors and executive officers of the company will participate in and conduct the offering, subject to applicable exclusions from the broker-dealer requirements of the states where the offering will be conducted. All directors and executive officers who would participate in the offering meet or will meet the requirements of Rule 3a4-1(a)—none is subject to a statutory disqualification, none will be compensated in connection with his or her participation in this offering, and none is an associated person of a broker or dealer. All such persons also meet the requirements of paragraph (a)(4)(ii)—each person primarily performs substantial duties on behalf of the issuer other than in connection with the transactions in securities, none was associated with a broker or dealer in the last 12 months, and other than Drew Edwards, CEO, Richard Chambers, Vice Chairman, Luz Urrutia, COO, and Steve Doctor, CFO, none participated in selling an offering of securities for any issuer within the last 12 months.

        With regard to Messrs. Edwards, Chambers and Doctor and Ms. Urrutia, each has participated in the following offerings of securities for El Banco in the last 12 months:

  •
  Mr. Edwards, Mr. Chambers and Ms. Urrutia participated in the sale of $500,000 of the company's common stock to one accredited investor in January of 2006.

  •
  All four executives participated in the last 12 months in the ongoing offering of shares in Nuestra Loan LLC. Nuestra Loan LLC is a single purpose entity formed to make and manage a bridge loan to El Banco. Investors invested funds in Nuestra Loan LLC, which in turn loaned all funds to El Banco, which in turn executed a promissory note and pledged all of its assets to secure the loan. In association with each investment in Nuestra Loan, LLC, investors were granted warrants for El Banco common stock exercisable at $0.01, representing 2% of El Banco's outstanding equity at the date of the grant for each $1 million amount of the loan. These warrants vest 50% at the date of the loan and 50% in September 2006. Units in the loan were sold as funds were needed between August 2005 and August 14, 2006.

        None of these officers are expected to meet the requirements of paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1. Although these officers do not strictly meet the requirements of paragraph (a)(4)(ii) of Rule 3a4-1, failure to comply with the Rule does not create a presumption of a violation of Section 15(a). Notwithstanding the failure of these officers to meet the requirement that they not have participated in any offering of securities within the last 12 months, they meet the spirit in which Rule 3a4-1 was adopted for the following reasons:

  •
  None of these four officers has participated in the sale of securities of any other issuer in the last 5 years.

  •
  None of these four officers has been a broker or associated with a broker-dealer in the last 5 years.

  •
  Each of these officers performs substantial operational duties for the issuer. Mr. Edwards founded the company and is its CEO. Mr. Chambers is the Vice Chairman of the company and is responsible for a substantial part of the strategic direction and day to day operations of the company. Mr. Chambers is currently considering retirement. If he does retire, he will continue to be integrally involved in the strategic and operational aspects of the company until his retirement date. After retirement, he would continue to own a substantial amount of equity and could enter into a limited consulting relationship with the company, but would no longer participate in this offering. Ms. Urrutia is the COO of El Banco, is responsible for a substantial part of its operations, and is expected to become the CEO of The Bank of Our Community upon its acquisition. Mr. Doctor is the CFO of El Banco and responsible for overseeing all aspects of its finance department. These officers are not the promoters of limited partnership interests or tax shelters mentioned in the release for the Rule.

  •
  All capital raising efforts for El Banco have to meet the capital requirements of the business. Once the current offering is complete, we believe the company will have sufficient funds to operate for the next 12 months without engaging in additional offerings.

        For these reasons, notwithstanding their failure to strictly comply with the safe harbor provided by Rule 3a4-1, we believe that these four officers do not meet the definition of a broker pursuant to Section 3(a)(4) of the Exchange Act—"any person engaged in the business of effecting transactions in securities for the account of others." These individuals are not engaged in the business of effecting transactions in securities for the account of others, but are engaged in the business of operating El Banco. Their involvement in El Banco's offerings in the last 12 months has been incidental to those duties as necessary to insure the continued operations of the company.

Use of Proceeds, page 25

        25.   Revise to use three columns in a manner similar to that requested in comment number 9 above. If the Company has an alternate plan for the proceeds in the event it is unable to purchase NBOG, then use a sub caption to that effect and present the alternate plan in 2 columns using the 3,090,625 shares sold and the maximum shares sold.

  Response

        We have revised the tables and disclosure on pages 6,7, 26, and 27 to address this comment.

Trading History...., page 27

        26.   The staff notes the March 2006 financial statements indicate 5,548,752 shares outstanding. Please advise the staff why 4,776,752 shares are used herein as of June 30, 2006.

  Response

        The March 2006 financials do not reflect the retirement of 772,000 shares returned by SunTrust as part of the Transition Agreement. The updated June 2006 financials do reflect the retirement of those shares.

Dilution, page 29

        27.   Noting the significant number of options and warrants outstanding at exercise prices significantly less than the offering price, revise to add another table below the current table and reflect the exercise of all outstanding options and warrants that are currently exercisable.

  Response

        We have added another table and additional disclosure on page 32 to address this comment.

        28.   Revise to add a table as required by Item 506(a) of Regulation S-B.

  Response

  We have added another table on page 32 to address this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 30

        29.   We note your disclosure does not include a discussion of the impact that recently issued accounting standards could have on your financial position and results of operations when such standards are adopted in future periods. Please revise your filing to provide:

  •
  a brief description of the new accounting standards applicable to you, the date that adoption is required and the date you plan to adopt, if earlier;

  •
  a discussion of the methods of adoption allowed by the standard and the method expected to be utilized, if determined;

  •
  a discussion of the impact that adoption of the standard is expected to have on the financial statements, unless not known or reasonably estimable; and

  •
  disclosure of the potential impact of other significant matters that you believe might result from the adoption of the standard(s).

  Please specifically address the adoption of SOP 03-3: Accounting for Certain Loans or Debt Securities Acquired in a Transfer when preparing your revision. Refer to Question 2 of SAB Topic 11.M.

  Response

  We have revised the disclosure on pages 45 and 46 to address this comment.

Overview, page 30

        30.   Your disclosure on page 30 states that you originate and SunTrust underwrites and services all consumer loans and remits to you all fees and interest payments made by consumer loan customers. In contrast to this disclosure, we note no indication of loan originations on your Statements of Cash Flows or on your Balance Sheet. Please revise your disclosure here and throughout the document to:

  •
  explain how the customer receives the loan funds;

  •
  explain how and from whom you obtain the cash to pay out loan proceeds; and

  •
  clarify whether you originate and sell loans or you arrange loans for SunTrust to fund.

  Response

        We have revised the disclosure on page 34 and throughout the document to address this comment.

        31.   Please revise here and throughout the document to describe what credit risk you assume and how you assess and control it.

  Response

        We have revised the disclosure on pages 35, 54, and 55 and throughout the document to address this comment.

        32.   Your current disclosure as it relates to your Bank and Lease Marketing Agreement with SunTrust is overly vague and does not provide the detailed information necessary for a user of the financial statement to completely understand the nature of your relationship with SunTrust. Please revise to include a more robust discussion incorporating each of the material compensation, costs and payment factors from Section 6 of your Bank and Lease Marketing Agreement (Exhibit 10.13)

  Response

        We have revised the disclosure on 34 and beginning on page 53 and throughout the document to address this comment.

        33.   Your disclosure on page 30 states that you receive the fees generated by El Banco sourced deposits that are hosted by SunTrust. Your disclosure also states that SunTrust originates, underwrites and collects all mortgage loans and remits to you all fees and interest payments made by mortgage loan customers. Please revise to clarify whether you receive "all fees and interest payments" associated with these deposit and loan accounts or net fees and interest payments. Please be sure to refer to and incorporate the specifics of section 6.3 of your Bank and Lease Marketing Agreement when preparing the revision.

  Response

        We have revised the disclosure on page 34 and beginning on page 53 and throughout the document to address this comment.

Liquidity and Capital Resources, page 36

        34.   With reference to the discussion of the repayment of $5 million in the Use of Proceeds, revise herein to discuss the terms of the loan, including any intentions to draw down the remaining unused balance of the $5 million. In this regard, the financial statements indicate that $1,978,185 was outstanding at December 31, 2005 and $2,478,185 was outstanding at March 31, 2006. Please revise or advise. In addition, noting your statement that the Company requires $300,000 in cash flow per month to operate, revise to indicate where such funds will come from in the event the proposed offering does not provide funds, i.e., is terminated or does not receive the minimum number of subscribers.

  Response

  We have revised the disclosure on page 43 to address this comment.

Business, page 38
Conexión El Banco, page 39

        35.   Here and in the summary give the number of actual systems in place.

  Response

  We have revised the disclosure on pages 1 and 47 to address this comment.

El Banco de Nuestra Comunidad Marketing Plan, page 46

        36.   Revise to disclose the dollar amount expended for marketing during fiscal year 2005 and for the interim period ended June 30, 2006. In addition, indicate the amount budgeted for marketing during the next 12 months. Make similar disclosures for both Conexión El Banco marketing Plan and El Banco Services and Consulting marketing Plan.

  Response

  We have revised the disclosure on pages 59, 60 and 62 to address this comment.

Our relationship with SunTrust, page 51

        37.   Revise the second paragraph to disclose the reason/purpose for the $500,000 payment. In addition, revise the third paragraph to disclose the proposed or agreed upon purchase price of the purchase terms, e.g., book value, market value, etc.

  Response

  We have revised the disclosure on page 63 to address this comment.

Our Agreement to Acquire NBOG...., page 52

        38.   Revise to disclose NBOG's shareholders' equity as of the most recent practicable date.

  Response

  We have revised the disclosure on page 65 to address this comment.

Certain Relationships...., page 68

        39.   Please state, if true, that the referenced transactions are on the terms described in the first paragraph.

  Response

        The terms described in the first paragraph were intended to address banking transactions, such as loans entered into between El Banco (as agent for SunTrust) and its officers and directors, and to state that such transactions would be on market terms and conditions.

        The referenced transactions with affiliates are not the banking transactions being addressed in the first paragraph, but are personal guarantees of leases. We believe that these transactions were conducted on reasonable terms. Unlike a bank loan which can readily be compared to the market for rates and terms, these guarantee transactions are not readily comparable, and it is unlikely that a substitute "market" transaction with an unaffiliated third party could have been consummated.

        The disclosure on page 81 has been revised and clarified to address this comment.

Financial Statements
General

        40.   Please file updated financial statements as required by Item 310 of Regulation S-B when filing your amendment.

  Response

        We have included updated financial statements as of and for the six months ended June 30, 2006.

        41.   Please file an updated consent from your independent auditors.

  Response

  We have filed an updated consent as Exhibit 23.1 from our independent auditors.

Financial Statements—El Banco Financial Corporation
General

        42.   We note your disclosure on page 30 that because El Banco de Nuestra Comunidad has generated the majority of your revenue to date, you have chosen to present your financial statements and corresponding management's discussion and analysis of financial condition and results of operations in a format similar to that of a hank holding company. It appears as though your operations are more representative of a service provider on behalf of SunTrust rather than that of a bank holding company. Please revise to present your financial, statements in accordance with Article 5 of Regulation S-X. In addition, please revise your revenue recognition footnote as well as your management's discussion and analysis of financial condition and results of operations accordingly.

  Response

        We have revised to present our financial statements in accordance with Article 5 of Regulation S-X, and have revised our MD&A and revenue recognition footnote accordingly.

Statements of Operations, page F-4

        43.   We note that you report your revenue and expense on a gross basis. Based on our understanding of your agreement with SunTrust we believe you should be reporting revenue on a net reporting basis because you meet the following conditions cited in EITF99-l9:

  •
  you appear to be acting as an agent, not principal, in the transaction;

  •
  you do not take title to the products;

  •
  you do not appear to bear all of the risk and rewards of ownership, such as risk of loss for collection or delivery;

  •
  you do not have latitude in establishing price; and

  •
  you are, not the primary obligor in the arrangement

Please revise accordingly or provide us with additional information to support your current presentation. Refer to EITF 99-19 when preparing your response.

Response
Guidance in SAB 101 and EITF 99-19

        As per EITF 99-19, the determination of whether revenues should be recorded on a net or gross basis is governed by the requirements of SAB 101. Those requirements are included in interpretive response to question 10 of Topic 13-A and are as follows:

        "In assessing whether the revenue should be reported gross with a separate display for cost of sales to arrive at gross profit or on a net basis, the staff considers whether the registrant:

  •
  Acts as a principal in the transaction

  •
  Takes title to the products

  •
  Has risk and rewards of ownership, such as risk of loss for collection, delivery, or returns

  •
  Acts as an agent or a broker (including performing services, in substance, as an agent or a broker) with compensation on a commission or fee basis.

        If the Company performs as an agent or a broker with out assuming the risk and rewards of ownership of the goods, sales should be reported on a net basis."

        EITF 99-19 provides that whether a company recognizes its revenue on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances and that certain factors and indicators should be considered in that valuation. Following are the indicators of gross revenue reporting listed in EITF 99-19:

  •
  The company is the primary obligor in the arrangement

  •
  The company has general inventory risk

  •
  The company has latitude in establishing price

  •
  The company changes the product or performs part of the service

  •
  The company has discretion in supplier selection

  •
  The company is involved in the determination of products or service specifications

  •
  The company has physical loss of inventory risk

  •
  The company has credit risk

        The indicators of net revenue reporting listed in EITF 99-19 are the following:

  •
  The supplier (not the company) is the primary obligor in the arrangement

  •
  The amount the company earns is fixed

  •
  The supplier (and not the company) has credit risk

Factual Overview

        We provide deposit and loans through our branch operations in partnership with SunTrust pursuant to a Bank Lease and Marketing Agreement. Following is a discussion of the operation of the branches with reference to the applicable sections of the Bank Lease and Marketing Agreement.

Branches

        We propose sites for new branches based on our market analysis and experience. We lease the property, build out the space, acquire furniture and equipment, and hire and train employees. All of this is "leased" to SunTrust, and subject to the review and approval of SunTrust, who is responsible for obtaining new branch approval from applicable regulatory agencies. SunTrust does not pay anything for this lease apart from the fees and compensation arrangement described below (Sections 2.1, 2.2, and 2.4). El Banco has the right to cause SunTrust to close branches. SunTrust can keep branches open, but must purchase equipment and leases from El Banco (Section 2.5). Neither SunTrust nor its predecessor NBC has exercised its right to determine a branch location for El Banco.

Employees

        The branches are staffed entirely with El Banco employees whom we identify and hire. Branches have a branch manager who is considered a joint employee of El Banco and SunTrust, but this employee remains solely on the El Banco payroll and benefits plan. We are responsible for all salaries, benefits and expenses of employees and joint employees. Employees are "leased" to SunTrust for operation of the branches under their regulatory authority, and hiring and training is subject to their approval. SunTrust may also train employees at their discretion and is responsible for regulatory compliance of the employees. SunTrust does not pay anything for the leased employees apart from the fees and compensation arrangement described below. (Section 2.3)

Products and Services

        Deposit and loans accounts and other regulated bank services are provided in the El Banco branches under regulatory authority granted to SunTrust. Initial products and services to be provided were designed by el Banco and agreed by El Banco and NBC (Section 3.1 and Schedule A). El Banco may request changes and additions to the products and services to be offered at El Banco branches, all subject to approval by SunTrust (Section 3.2 and 5.3(b)). SunTrust also has the right to change or delete products or services (Section 3.2). Accounts are processed on SunTrust's bank processing system (Section 3.3). All accounts are owned by SunTrust (Section 3.4), but subject to purchase by El Banco at par value. SunTrust is responsible for all compliance matters as the regulated entity (Section 5.2(b)). In operation, accounts are managed as follows:

  •
  Deposit Accounts. We market deposit accounts to our customers in the El Banco branches. Deposits are held by SunTrust, serviced by our employees and the branches, and serviced by SunTrust with regard to backroom processing.

  •
  Consumer Loans. We market consumer loans to our customers in the El Banco branches. We take applications for these loans and forward them to SunTrust for processing, underwriting, funding and servicing.

  •
  Mortgage Loans. SunTrust has in the past marketed mortgage loans to its customers under the El Banco brand. SunTrust is exclusively responsible for sourcing, originating, underwriting, funding and servicing these loans.

Marketing

        We are responsible for developing and implementing all marketing plans and marketing materials for the jointly provided SunTrust products and services, subject to the approval and oversight of SunTrust (Sections 4.1, 4.2 and 5.3(b)).

Economics

        El Banco pays for all leases, equipment, processing expenses, employees, and SunTrust expenses (Sections 2.1(b), 2.2(b), 2.3(b), 2.4, 5.3(c)). All of the deposit accounts and consumer and mortgage loan accounts are carried on SunTrust's balance sheet. Each month, we pay SunTrust and SunTrust pays us the following (Section 6):

  •
  We pay SunTrust a monthly fee to host, process and service each of the El Banco deposit and loan accounts.

  •
  We pay SunTrust a fee based on the product of (i) 10% of the risk adjusted assets of the El Banco branch offices and (ii) an annualized return on capital of 20%.

  •
  SunTrust settles with us for the net sum of (i) the net service charges and fees collected by SunTrust from El Banco deposit and loan accounts, (ii) net interest income earned on El Banco deposit and loan accounts, (iii) credit and other losses on El Banco loan accounts, and (iv) other direct revenues and expenses associated with El Banco deposit and loan accounts. If losses exceed income, we settle by remitting to SunTrust.

  •
  A fee is paid which reflects the amount of net assets represented by the El Banco deposit and loan accounts. If assets from these accounts exceed liabilities, we pay SunTrust a fee equal to the net assets multiplied by the monthly federal funds rate plus 0.25%. If liabilities from these accounts exceed assets, SunTrust pays us a fee equal to the net liabilities multiplied by the average monthly funds rate.

        We settle all amounts owed and receivable on all of these deposits and loans with SunTrust at the end of each month on a net basis, and pay SunTrust for the net amount of capital used by the El Banco branches. The economic result of the foregoing is that we receive the net economic benefit of these accounts as if they were our accounts: we receive the economic benefit of all interest and fees generated by these accounts; we bear the cost and expenses of the accounts; we bear the economic risk of loss in these accounts from bad credit; and we bear the economic risk of interest rate fluctuations. For its part, SunTrust receives a set fee to host and service the accounts, which is either a set dollar amount or a percentage of loan balances. We reimburse SunTrust for the cost of their capital which is used to fund the net assets in these accounts, and for any out-of-pocket expenses they incur, which transfers the economic interest risk of loan capital to us.

Termination

        We can terminate this arrangement on 60 days notice if we elect to purchase the deposit and loan accounts (Section 7.2(f) and 7.4). Either party can terminate the agreement on six months notice, provided that a termination by SunTrust is not effective until we are able transfer our accounts to another institution (Sections 7.2(g) and 7.3(a)). These terms are modified by our Transition Agreement which provides that we can purchase our accounts through NBOG if we complete that purchase within a set period of time. Otherwise our accounts will revert to SunTrust in July 2007. We can purchase our accounts for par value plus $10, the effect of which is that even though the accounts are owned by and reside on SunTrust's books, we can acquire them at any time for their book value which provides no economic profit to SunTrust (Section 7.4). If we acquire the SunTrust accounts, SunTrust is precluded from soliciting El Banco customers for a period of one year, cannot open a Latino targeted bank branch in Georgia for two years, and cannot solicit our employees for two years (Sections 9.2, 9.3 and 9.4).

Analysis of Revenue Recognition

        Following is an analysis of the EITF 99-19 revenue recognition criteria as applied to the foregoing facts. The relationship between SunTrust and El Banco is a complex one, and many indicators fall on both sides.

EITF 99-19 indicators of gross revenue reporting:

  •
  The company is the primary obligor in the arrangement.    As the regulated entity, SunTrust has the primary regulatory authority and obligation with regard to the deposit and loan accounts. In operation, deposit and consumer loan accounts are marketed, opened and serviced by El Banco employees under regulatory authority and supervision of SunTrust. Mortgage loans were originated and managed by SunTrust. SunTrust is ultimately responsible for safety and soundness of deposit accounts, and for servicing loan accounts. Customers look to El Banco as the primary brand for fulfillment on consumer loan and deposit accounts, and SunTrust for mortgage loan accounts. This strong indicator points toward net reporting from a regulatory perspective, but gross reporting from a practical one.

  •
  The company has general inventory risk.    Not applicable.

  •
  The company has latitude in establishing price.    Product pricing was initially agreed between NBC (predecessor to SunTrust) and El Banco. Thereafter pricing has been proposed by El Banco, subject to joint discussion and agreement with SunTrust. The business and marketing plans for the El Banco branches were conceived, developed, and are implemented by El Banco and El Banco is, in practice, primarily responsible for structuring pricing, as it ultimately receives the economic benefit of all fees and income and bears the economic burden of cost. This indicator points toward gross reporting as El Banco is the primary architect of pricing.

  •
  The company changes the product or performs part of the service.    All products other than mortgage loans are marketed and initiated by El Banco. Mortgage loan accounts are originated and serviced by SunTrust. Other accounts are serviced by SunTrust and El Banco through El Banco facilities using El Banco employees. This is a strong indicator of gross reporting since El Banco performs part of the service by providing fulfillment through its offices and employees, under regulatory authority from SunTrust.

  •
  The company has discretion in supplier selection.    Although the relationship currently resides with SunTrust, El Banco has the right under the Bank Lease and Marketing Agreement to choose an alternative financial institution partner at any time subject to purchase of accounts at par value and regulatory approval. El Banco moved the accounts once from its original partner Flag Bank to NBC, and is now poised to move the entire relationship in house with its purchase of NBOG. SunTrust has repeatedly indicated that El Banco is free to seek an alternative loan provider for credits they are unwilling to book on their balance sheet. This indicator points toward gross recognition.

  •
  The company is involved in the determination of products or service specifications.    Products to be offered and product specifications were designed and developed by El Banco and initially agreed between NBC (predecessor to SunTrust) and El Banco. Thereafter products and product specifications have been proposed by El Banco, subject to joint discussion and agreement with SunTrust. This indicator points towards gross recognition.

  •
  The company has physical loss of inventory risk.    Not applicable.

  •
  The company has credit risk.    Prior to the termination of the Bank Lease and Marketing Agreement, El Banco bears all of the credit risk associated with all loans. El Banco bears interest and lending risk on loans by (i) bearing the economic risk of interest, fees, and income, and expenses, (ii) paying SunTrust a variable interest rate on the net funds used to make loans, and (iii) reimbursing SunTrust for any credit losses on failed loans. Upon termination of the Bank Lease and Marketing Agreement, SunTrust would assume the credit risk for loans which El Banco does not acquire. Prior to that time, SunTrust does not bear any account or credit risk except in the event of the failure or bankruptcy of El Banco. This indicator points very strongly to gross revenue recognition.

EITF 99-19 indicators of net revenue reporting:

  •
  The supplier (not the company) is the primary obligor in the arrangement.    See discussion above regarding who is the obligor.

  •
  The amount the company earns is fixed.    This is in fact directly the opposite. The amount El Banco receives on accounts is variable as El Banco bears the economic risk on all accounts. The net amount paid to El Banco each month is variable and calculated by netting all income and expenses associated with each account. El Banco receives the economic benefit of all interest received and bears the economic burden of funding loan by reimbursing and paying SunTrust for the cost of funds used. SunTrust receives a hosting and processing fee which is either a fixed dollar amount per account or a fixed percentage of account balances. El Banco also bears the variable risk of financing capital used to make loans. The transaction was intentionally designed by NBC and El Banco to be "revenue neutral" to NBC. This indicator does not point to net reporting.

  •
  The supplier (and not the company) has credit risk.    El Banco bears all credit risk prior to the Termination of the Bank Lease and Marketing Agreement. This indicator does not point to net reporting.

SAB 101 considerations applicable to gross and net revenue reporting:

  •
  Acts as a principal in the transaction.    SunTrust is the primary obligor from a regulatory perspective. SunTrust owns, services and interfaces with customers with regard to mortgage loans. El Banco markets and services customers on behalf of SunTrust through its offices and employees. Deposits and loans reside on SunTrust's balance sheet, but El Banco has the right to purchase them subject to regulatory authority. This consideration is neutral.

  •
  Takes Title to Products.    Under the Bank Lease and Marketing Agreement, SunTrust owns all accounts and they are reflected on SunTrust's balance sheet. However, El Banco has the unilateral right to purchase them for par value plus $10, at which point SunTrust is precluded under a non-compete arrangement form soliciting those customers or from competing in the same market. SunTrust is the literal title owner of the accounts, but El Banco is the effective owner as it controls the accounts from a contractual perspective, and dictates their final disposition. As a result, it would be difficult for SunTrust to assert ownership of the relationship given the limitation in their right to transfer the assets as described in SFAS 125 and 140. In fact, El Banco has exercised its contractual ownership of the accounts once already by moving the accounts from Flag Bank to NBC. This consideration points both ways, but ultimately liens toward gross recognition.

  •
  Has Risk and Rewards of Ownership.    As discussed, El Banco bears all economic costs and expenses, receives all economic benefits, and bears all interest rate and credit risk from the deposit and loan accounts. SunTrust earns preset fees for hosting and servicing the loans and deposits. In essences, the fee that SunTrust receives is fixed and in fact they are protected from interest rate risk. Conversely, El Banco accepts all of the risks of interest volatility and risk on non-payment on loans.

  •
  Acts as an agent or a broker (including performing services, in substance, as an agent or a broker) with compensation on a commission or fee basis.    The relationship between El Banco and SunTrust is complex. Both act as agents and both act as principals. El Banco sources deposits and consumer loans. SunTrust sources mortgage loans. SunTrust processes the accounts for a processing fee, in the manner of a service provider. SunTrust services the accounts as the regulated entity, but using exclusively El Banco facilities and employees, except for mortgage loans which SunTrust manages directly. El Banco bears the economic risks and benefits of all of the accounts and has the right to purchase them and move them to another bank in its discretion, subject to regulatory approval, and reimburses SunTrust for its costs of funds used. Looking at all of the facts together, on balance, SunTrust is acting and being compensated in the manner of an agent providing regulatory, hosting and processing services for a set fee, and El Banco is acting as principal in creating, marketing, servicing, and bearing the economic risks and benefits of the accounts. This consideration points strongly to gross reporting.

Conclusion

        El Banco is the architect and originator of the concept and of account features, pricing and functions. El Banco services accounts using its employees and facilities. El Banco has ongoing involvement in the earnings process, receives the economic benefit and bears the economic burdens of the accounts, and El Banco ultimately is the beneficial owner of the accounts as it has the power in it discretion to leave them with SunTrust or purchased them at par value and move them to another provider. As such we believe the indicators and considerations discussed above on balance support El Banco's reporting of revenues on a gross basis.

Note to Financial Statements
(1) Summary of Significant Account Policies, page F-7

        44.   In order for us to filly understand the accounting policy for your reserve for Non-Sufficient Fund Checks, please revise your disclosure on page F-7 as well as similar discussions throughout your management's discussion and analysis to include a more robust description explaining the methodology and specific assumptions used to determine the estimated losses. Your disclosure should clearly demonstrate that the reserve for NSF checks is adequate for all periods presented and why movements in the allowance are directionally consistent with the underlying observable and trend data.

  Response

  We have revised the disclosure on pages 44 and F-7 to address this comment.

        45.   We note your disclosure on page F-8 as well as elsewhere throughout the filing that under the Company's operating agreement with SunTrust, you are liable for default loans. For example:

  •
  on page 35 you disclose that you are liable for 100% of any loss from the loans originated by SunTrust; and

  •
  on page 10 you state that per your agreement with SunTrust, if loans deteriorate or are charged off by SunTrust prior to termination of the relationships, you will take responsibility for the loss.

This disclosure appears to conflict with the fact that you maintain a reserve for "shared" credit exposure. Please revise to:

  •
  more fully explain your loss exposure;

  •
  clearly explain the methodology and specific assumptions used to determine the reserve;

  •
  demonstrate that the reserve is adequate for all periods presented;

  •
  explain bow movements in the allowance are directionally consistent with the underlying observable and trend data; and

  •
  provide us with the applicable section of the agreement with SunTrust that describes your credit exposure

  Response

        We have revised the disclosure on pages 2, 10, 34, and beginning on page 53 and throughout the document to address this comment. Section 6.3 of the Bank Lease and Marketing Agreement reads in relevant part "Bank agrees to pay NTS for the services NTS is providing under the agreement the net sum of ... (iii) credit and other losses on El Banco Branch Offices Accounts...." and Section 6.5 reads in relevant part "Amounts due by each party shall be netted against each other...." The result of these clauses is that El Banco pays for all credit losses from loan accounts by having them netted against amounts due from SunTrust. If amounts due from El Banco exceed amounts due from SunTrust, El Banco owes funds to SunTrust. This is also how the relationship has worked in practice. We have replaced the term "shared credit exposure" with "credit exposure" as we believe it is more accurate and descriptive.

Recent Accounting Pronouncements, page F-10

        46.   Please revise your disclosure to include a discussion of all recently issued accounting standards that could have a material impact on your financial position and results of operations when such standards are adopted in future periods. Specifically address the adoption of SOP 03-3: Accounting for Certain Loans or Debt Securities Acquired in a Transfer, if applicable, when preparing your revision.

  Response

        We have revised the disclosure on page F-11 to specifically address the adoption of SOP 03-3 and other recently issued accounting standards. As noted in the revised disclosure, the only recently issued accounting standard that we anticipate having a material impact on our financial position was the standard disclosed in our initial filing.

(10) Stock Warrants, page F-15

        We note your disclosure on page F-11 that you issued 282,934 warrants with an exercise price of $0.01 in conjunction with a note payable to Nuestra Loan LLC. Please provide us with a detailed explanation for the warrants issued in conjunction with this transaction and with common stock sales prior to 2004. Explain how you applied paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe the warrants are not freestanding derivatives under paragraph 1 la of SFAS 133, please tell us in detail how you applied EITF 00-19 in arriving at your conclusion.

  Response

        Nuestra Loan LLC was created as an investment vehicle through which investors (including prior existing shareholders) could participate in a bridge loan to El Banco. As part of the consideration for investing in Nuestra Loan LLC, and therefore in the bridge loan to El Banco, investors received warrants equal to 2% of the outstanding common stock of El Banco for each $1 million invested, allocated on a pro-rata basis. Warrants are exercisable for 10 years at $0.01 per share, and vest 50% on the date of the loan and 50% on the 12 month anniversary of the initial installment of the loan.

        Under SFAS 133, we have concluded that the warrants issued in conjunction with the loan to Nuestra Loan LLC are freestanding. As a result, we have valued the warrants using the Black-Scholes pricing model and recorded a discount to the debt and an offsetting entry to additional paid-in-capital as required by APB Opinion No. 14 "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants". The discount is being accreted over the life of the debt to interest expense. We have restated our financial statements for the correction.

        We also granted warrants to affiliated parties who guaranteed certain leases, as described in "Certain Relationships and Related Transactions" on page 81. These warrants are exercisable at prices which the board determined to be fair market value at the time of grant.

  No warrants were granted in connection with common stock sales.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page B-1
General

        47.   We note that your current pro forma presentation gives effect to your potential business combination with NBOG Bancorporation. According to Article 11 of Regulation S-X, pro forum information should be presented for all current or probable transactions if that presentation would be material to investors. In instances where a transaction is structured in such a manner that significantly different results may occur, additional pro forma information should be made which gives effect to the range of possible results. Please revise as appropriate. At a minimum consider how to reflect the following:

  •
  your transition agreement with SunTrust taking into consideration all factors such as deconversion, consolidation, etc;

  •
  the possibility that you do not raise the enough capital to purchase NBOG (i.e., alternatives to acquiring NBOG);

  •
  the possibility that you do not obtain a bank charter; and

  •
  proceeds from your Regulation D offering filed on July 31, 2006. In preparing your revision, please be sure to include all necessary pro forma adjustments as required by Section 2 of Article 11 of Regulation S-X.

Response

        We have revised the pro forma financial presentation which gives effect to the NBOG transaction to include the effect on the income and balance sheet (i) of receiving the proceeds of the minimum offering amount required to effect the purchase of NBOG, (ii) of paying off the full and final amount of the loan to Nuestra Loan LLC of approximately $5.2 million, (iii) of purchasing the deposit accounts from SunTrust and assuming the associated cash and liabilities, and (iv) of not purchasing the loan accounts from SunTrust and losing the associated revenue and expenses. We have clarified in the footnotes that this presentation removes historical revenue and expenses but does not include any new revenue or expenses which we would generated if we had implemented and marketed new loan programs under NBOG's banking charter.

        We have also added an alternative pro forma presentation showing the results of our operations as of December 31, 2005 and June 30, 2006 and giving effect to the following for the entire period: (i) the completion of the minimum offering; (ii) the removal of the SunTrust loan and deposit accounts from our revenue and expenses, and (iii) the removal of employees from our cost structure which we employed to support the SunTrust operations and to comply with banking regulations. We have clarified in the footnotes that this presentation removes historical revenue and expenses but does not include any new revenue we would have received or expenses which we would have incurred if we had implemented our alternative business plan to offer stored value cards and consumer loans as a licensed money services business and mortgage broker.

        There were no proceeds from the Reg. D offering filed on July 31, 2006. This filing was solely for the warrants issued to investors in connection with the loan from Nuestra Loan LLC.

        48.   Please revise here and throughout the document to clearly state that the minimum offering is 1,875,000 shares which will not fund the purchase of NBOG, and that to fund the NBOG purchase will require the sale of 3,250,000 shares, which is not assured.

Response

        We have revised the pro forma financial statements, page 5, and throughout the document to state that the minimum offering of 1,875,000 shares will not fund the purchase of NBOG, and that to fund the NBOG purchase will require the sale of 3,323,955 shares.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income, page B-4

        49.   Please revise to include a footnote explanation describing how the weighted average shares outstanding adjustment was calculated.

  Response

        We have added a footnote to the unaudited pro forma presentation to address this comment.

Note 1 Basis of Presentation and NBOG Bancorporation, Inc. Acquisition, page B-5

        50.   We note your current disclosure that the fair value of NBOG net assets acquired is estimated to be $3,399,474 with the remaining $3,100,526 allocated to goodwill. Please revise to display the calculation of net assets acquired, including the values assigned to each of the specific identifiable tangible and intangible assets (such as customer lists, contracts acquired, etc) and liabilities.

  Response

        The net book value of the assets of NBOG approximate the fair value of its tangible net assets. We have revised the footnotes to the pro forma presentation to clarify this. The remaining purchase price of the assets acquired has been allocated to goodwill as we have determined that there are no other intangible assets of material value.

        Management reviewed the list of current customers of the bank as well as the composition of its deposit and loan base and concluded there was no material attributable value which could be ascribed to a customer list or core deposit intangible. The loan portfolio to be acquired is principally comprised of commercial and real estate credits and includes a higher than normal percentage of problem loans. Management intends to restructure the portfolio to enhance repayment capacity and allow problem loans and stagnant customers to amortize out of the portfolio. The portfolio has suffered a decline in its outstanding balance for the last two years. Additionally, there are a significant number of retail credits with high turnover.

        Due its financial problems, NBOG has been unable to generate a significant source of core deposits. The bank has funded its remaining loan portfolio with above market rate, short-term certificates of deposit. These deposits are generally viewed as hot deposit accounts as the bank's relationship is tied to the premium paid on such deposits versus customer loyalty. For these reasons, management has determined there is no identifiable core deposit intangible.

        Upon the acquisition of NBOG, we will change the name of the bank to The Bank of Our Community, and as such there is no identifiable value associated with the trade name or trademarks.

        51.   We note that adjustment C on your unaudited pro forma balance sheet represents the recording of the repayment of the note payable to affiliate. Please tell us how your adjustment of $2,478,185 compares to the disclosure in your use of proceeds discussion on page 25 that you will use $5,000,000 of the offering proceeds to repay indebtedness to Nuestra Loan, LW.

  Response

        We have revised the pro formas to include the effect of the entire amount of the loan to Nuestra Loan LLC and the payoff of that loan out of the proceeds of the offering.

Appendix E

        52.   Revise the Subscription Agreement to disclose the termination date of the Offering and that no interest will be paid if subscriptions are returned due to termination or oversubscription.

  We have revised Appendix E to address this comment.

        53.   Revise to include the graphics on the blank pages in Appendix B or supplementally advise the staff as to what is contemplated.

  We have revised to include the graphics.

Part II
Recent Sales of Unregistered Securities, page II-1

        54.   With regard to the disclosure in the second paragraph on page II-2 indicating 641,926 options were granted to Nuestra Loan LLC, supplementally provide the staff with the names of the 10% owners of that entity and the percentages each own. In addition, advise why the entity is not reflected in the beneficial ownership tables on page 60. In addition, reflect herein the exercise price of those options. We may have further comment.

  Response

        Nuestra Loan LLC is not in the beneficial ownership table because it does not own any warrants or other equity in El Banco directly. Nuestra Loan LLC is a single purpose entity formed to make and manage a bridge loan to El Banco. Investors invested funds in Nuestra Loan LLC, which in turn loaned all funds to El Banco pursuant to a secure promissory note. In association with each investment in Nuestra Loan, LLC, investors were granted warrants for El Banco common stock exercisable at $0.01. The warrants are held by the individual investors and are included in the beneficial ownership table to the extent those warrants are held by individuals included in the beneficial ownership and are exercisable within 60 days of August 20, 2006.

        55.   With regard to the sales of common stock disclosed on page II-2, revise to disclose the number of purchasers. In addition, revise the narrative to disclose the facts relied upon to make the exemption available.

  Response

  We have revised the disclosure to address this comment.

***

        We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

                      Sincerely,

                      Rusty Pickering

cc: Drew Edwards